SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of March, 2017, National Financial Services LLC acquired control due to ownership of greater than 25% of Baywood SociallyResponsible Fund's (the "Fund") outstanding shares. National Financial Services LLC owned 31.5% of the Fund and thus controlled the Fund as of that date.